April 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Madeline Joy Mateo and John Dana Brown

Re:	The Beneficient Company Group, L.P. Amendment No. 2 to Registration Statement on Form S-4 Filed March 6, 2023 File No. 333-268741

Ladies and Gentlemen:

On behalf of The Beneficient Company Group, L.P. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 24, 2023, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on March 6, 2023. In connection with this letter, a third amendment to the Registration Statement (“Amendment No. 3”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 3.

On behalf of the Company, we are providing under separate cover supplemental materials in response to certain of the Staff’s comments as indicated below. Because of the commercially sensitive nature of certain information contained in the supplemental materials, we are filing a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and Rule 12b-4 under the Exchange Act of 1934, as amended (the “Exchange Act”). Please contact the undersigned at (214) 651-5443 for any questions regarding these submissions.

Amendment Registration Statement on Form S-4

General

1.

We note media coverage that Mr. Heppner stated one strategic investor has put on hold its investment in the special purpose acquisition with Avalon. Please provide updated disclosure if this presents a material risk to you, the transactions contemplated by this registration statement, or the investors.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 57.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance April 19, 2023 Page 2

2.

We note your responses to comments 3 and 10, do not view these matters as resolved, and will continue to consider your disclosure in these regards. Please be advised that these issues must be resolved prior to effectiveness.

Response: The Company acknowledges the Staff’s comment and is submitting information in response to the Staff’s comment supplementally and contemporaneously with the submission of this letter. In addition, the Company has requested confidential treatment of such supplemental materials pursuant to 17 C.F.R. § 200.83 and Rule 12b-4 under the Exchange Act.

3.

We note your response to prior comment 1. Please supplementally include in your legal analysis supporting your conclusion that the Company is not, and will not be, an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 all relevant calculations under that section of the Act. In doing so, please include an itemized analysis providing all relevant calculations on an unconsolidated basis with respect to the Company (and its subsidiaries), identifying each constituent part of the numerators and denominators. When performing this calculation, only include those assets that are recognized by U.S. generally accepted accounting principles.

Response: The Company acknowledges the Staff’s comment and is submitting the requested information supplementally and contemporaneously with the submission of this letter. In addition, the Company has requested confidential treatment of such supplemental materials pursuant to 17 C.F.R. § 200.83 and Rule 12b-4 under the Exchange Act.

Organizational Structure, page 13

4.

We note your response to comment 5 and reissue the comment in part. We note that the charts in this section show the economic percentage interest for certain entity relationships but not the voting percentage interest. Please revise to show the percentage voting interest and percentage economic interest for each entity relationship. If there is a reason why you cannot include this information, please provide us an explanation in your next response letter and also include explanatory disclosure in this section.

Response: We are unable to show the percent voting interest for certain entities with respect to their interests in BCH. The BCH limited partnership agreement provides that the business, property and affairs of BCH shall be managed under the sole, absolute and exclusive direction of its general partner, BCG, and the conduct, control and management of BCH shall be vested exclusively in the general partner. The BCH limited partnership agreement also provides that except as expressly set forth in the agreement, no limited partner shall have any right to vote on any matter affecting BCH. In the limited circumstances where the limited partners, or a class thereof, do have voting or consent rights, the voting standard varies based on the provisions in the BCH limited partnership agreement. Therefore, we are unable to include a percent voting interest for each entity relationship as the voting standards are not uniform. We respectfully advise the Staff that the referenced charts do show BCG’s general partnership interest in BCH, which is the source of BCG’s broad authority to manage BCH. In response to the Staff’s comment, the Company has included explanatory disclosure on pages 14 and 16.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance April 19, 2023 Page 3

Risk Factors, page 45

5.

We note media coverage that pieces of legislation in Kansas have been discussed or introduced that could harm Beneficient. Please provide a separately captioned risk factor, or multiple risk factors if necessary, discussing these matters and the risks they pose to you and investors.

Response: In response to the Staff’s comment, the Company has revised the risk factor beginning on page 53.

6.

We note your response to comment 6. Please confirm to us that the GWG bankruptcy court has unsealed all allegations in GWG’s chapter 11 case. If it has not unsealed all allegations in GWG’s chapter 11 case, please include a risk factor addressing risks to you and investors if the GWG bankruptcy court were to unseal all such allegations. We note media reporting that if the court were to unseal such allegations, Beneficient and its investors could suffer financial damage.

Response: The Company confirms that all allegations in GWG’s Chapter 11 Case against it as well as its current and former officers and directors have all been unsealed.

7.

We note your response to comment 8. Please expand your discussion of the risk factor on page 58 discussing the SEC investigation related to GWG to include all material public information. For example, we note news reports that the SEC has issued subpoenas subsequent to the initial subpoena received by GWG on October 2020.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 60 discussing the SEC investigation related to GWG to include additional information that is publicly available.

8.

We note your response to comment 7 and reissue in part. Please expand upon the risk factor on page 73 addressing the conflicts of interest related to Ben Securities to include all risks alluded to on page 382. For example, you discuss on page 382 that Ben Securities will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Merger or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, but you do not disclose this in your risk factor disclosure on page 73. Alternatively, please tell us why these do not represent material risks to you or investors.

Response: In response to the Staff’s comment, the Company has revised the risk factors and added a risk factor on conflicts of interest related to Ben Securities beginning on page 75.

BCG is currently involved in legal proceedings and may be a party to additional claims and litigation in the future, page 58

9.	We note your response to comment 9 and re-issue in part. Please summarize the CVR Contract’s material terms as asserted by PCA, to the extent that those differ from assertions by the company.

Response: The Company has revised the risk factor on page 62 and the question and answer on page xviii in response to the Staff’s comment to clarify the CVR Contract’s material terms as asserted by PCA in its pleadings.

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U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance April 19, 2023 Page 4

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:

Brad K. Heppner, Chief Executive Officer

Gregory W. Ezell, Chief Financial Officer

James G. Silk, Esq., Chief Legal Officer

David B. Rost, Esq., General Counsel

William N. Haddad, Esq., Venable LLP

Arif Soto, Esq., Venable LLP

Alexa Cooper, Esq., Haynes and Boone, LLP